Exhibit 99.6

Creating Perfect Experiences. NICE Invites its EMEA Customers to
Interactions 2015 in London

London, May 18, 2015 – NICE Systems (NASDAQ: NICE) today announced that it is inviting its EMEA-based customers to attend Interactions 2015 in London on June 18. Held in conjunction with the NICE User Group (NUG), this one-day educational event is the industry’s leading customer conference, hosting over 400 NICE customers and industry leaders. This year the theme of the event is ‘Creating Perfect Experiences’.

Taking place at the Park Plaza Riverbank Hotel, Interactions 2015 in London builds on the momentum of Interactions 2015 in San Antonio and the success of last year’s events in Las Vegas, London and Paris. The full-day agenda includes more than ten NICE customer case study presentations from high profile national and global brands in the telecom, finance, travel and retail sectors, taking place over three tracks:

o	Customer Experience – Creating the perfect experience
o	Optimizing Experience – Drive and engage your team
o	Operational Experience – Transformation and compliance

Highlights of Interactions 2015 include:
•
Director of Strategy & Planning, Customer Operations at EE, Nick Lane, who will share how the company uses data to determine people versus process gaps. He will also explain the benefits of leveraging customer surveying and the best way to empower the frontline via self-improvement.

•
Workforce Management Solutions Manager at Sky, Grant Holden, will explain how Sky is transforming its contact centers by creating an empowering and engaging environment for frontline colleagues, as well as enhancing the customer experience through analysis and innovation.

NICE will close the event by hosting ‘The Perfect Experience’ panel debate with leading industry figures including the CEO of the CCMA, Ann-Marie Stagg; Editor of CallCentreHelper, Jonty Pearce; Chairman of The Forum, Paul Smedley and Research Director at Horizon 2, Guy Fielding.

Benny Einhorn, President, NICE EMEA
“At Interactions 2015 NICE experts will welcome our EMEA customers, helping them to discover how optimizing their NICE solutions will enable them to create perfect experiences, get closer to their customers, drive operational efficiency, maximize revenues and ensure regulatory compliance.”

For more information and to register, visit: http://info.nice.com/interactionslondon2015.html

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Einhorn, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.